16003969

ION

Mail Section FEB 29 2016 Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Baker, Executive Vice President and CFO (480) 991-0225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200,	Walnut Creek,	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael A. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Executive Vice President/
Chief Financial Officer
Title

Notary Public

ROSEMARY L. TIPTON
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 25, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners
United Planners' Financial Services of America,
a Limited Partnership

We have audited the accompanying statement of financial condition of United Planners' Financial Services of America, a Limited Partnership (the "Partnership") as of December 31, 2015, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Planners' Financial Services of America as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 23, 2016

United Planners' Financial Services of America, A Limited Partnership
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	8,265,067
Commissions receivable		3,133,316
Clearing deposits		100,000
Property and equipment, net		140,630
Other assets		1,406,297
Total assets	$	13,045,310
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	3,591,507
Accrued compensation and other liabilities		2,262,848
Accounts payable		212,524
Total liabilities		6,066,879
Partners' Capital		
General Partner		3,614,214
Limited Partners		3,364,217
Total Partners' capital		6,978,431
Total liabilities and Partners' capital	$	13,045,310

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Income
Year ended December 31, 2015

Revenues		
Commissions	$	49,968,508
Advisory fees		34,478,767
Other		2,616,343
Interest		5,515
Total revenues		87,069,133
Operating Expenses		
Commissions		74,807,669
Employee compensation and benefits		6,856,034
Professional services		689,853
General and administrative		614,974
Office		518,634
Ticket charges		446,943
Communications and data processing		317,472
Advertising and sales		266,968
Rent		210,989
Other		147,855
Depreciation		43,854
Total operating expenses		84,921,245
Net income	$	2,147,888

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Changes in Partners' Capital
Year ended December 31, 2015

	General Partner's Capital	Limited Partners' Capital	Total
Balance - December 31, 2014	$ 2,960,611	$ 2,788,077	$ 5,748,688
Distributions	(336,149)	(581,997)	(918,146)
Net income - preferred return	131,223	108,824	240,047
Net income - residual allocation	858,529	1,049,313	1,907,842
Balance - December 31, 2015	$ 3,614,214	$ 3,364,217	$ 6,978,431

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows
Year ended December 31, 2015

Cash flows from operating activities:	
Cash received from commissions and investment advisory fees	$ 83,587,461
Other cash receipts	2,616,343
Interest received	5,515
Cash paid for commissions	(73,758,497)
Cash paid to vendors and employees	(9,728,491)
Net cash provided by operating activities	2,722,331
Cash flows from investing activities:	
Purchases of property and equipment	(21,083)
Loans issued to representatives	(446,142)
Payments received on notes to representatives	61,828
Net cash used for investing activities	(405,397)
Cash flows from financing activities:	
Partners' capital distributions	(918,146)
Net cash used for financing activities	(918,146)
Net increase in cash and cash equivalents	1,398,788
Cash and cash equivalents - beginning of year	6,866,279
Cash and cash equivalents - end of year	$ 8,265,067

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows - Continued
Year ended December 31, 2015

Reconciliation of net income to net cash provided by operating activities:

Net income	$ 2,147,888
Adjustments to reconcile net income to net cash provided by operating activities:	
Forgiveness of loans issued to representatives	114,559
Depreciation	43,854
Changes in assets and liabilities:	
Increase in commissions receivable	(859,814)
Decrease in other assets	47,899
Increase in commissions payable	1,049,172
Increase in accounts payable	57,593
Increase in other accrued liabilities	121,180
Net cash provided by operating activities	$ 2,722,331

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987 although the partnership agreement has since been amended and restated, and shall continue until August 21, 2075.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation, while the limited partners are participating brokers who are also independent contractors of the Partnership.

The Partnership was established to conduct the business of a broker-dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Statement of Cash Flows

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions Receivable and Commissions Payable

Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments

The carrying amount of certificates of deposit, commissions receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Clearing Deposits

Clearing deposits represent a deposit maintained with a clearing broker-dealer in connection with the use of their services.

Other Assets

Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. As of December 31, 2015, the carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Investment Advisory Fees

Fees are generally billed to clients quarterly in advance or arrears, and based on either the period ending balance or average balance of total assets held. For accounts that are opened in the middle of a quarter, the fees are pro-rated accordingly and billed at the end of the quarter. Investment advisory fees are received quarterly, but are recognized as earned on a pro-rata basis over the term.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions and Income from Principal Transactions

The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various investment and insurance companies, records commission income when earned as specified under the participating agreements. Commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes

The Partnership files a partnership tax return with the earnings and losses included in the income tax returns of the general and limited partners who are taxed depending on their respective tax status.

Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2015, no uncertain tax positions have been identified and accordingly, no provision has been made. Tax years 2012 through 2015 remain subject to examination by major tax jurisdictions.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the year ended December 31, 2015 was $149,162 which was recorded as a component of advertising and sales.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statements of income.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Concentration of Credit Risk

As of December 31, 2015, $250,000 of the Partnership's bank balances were insured by the Federal Deposit Insurance Corporation, and $8,127,688 was uninsured consisting of cash of $4,422,725 and money market accounts of $3,704,963.

Note 4 – Fair Value Measurements

Financial accounting standards define fair value and establish a framework for measuring fair value and establish a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- ***Level 1*** - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.
- ***Level 2*** - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.
- ***Level 3*** - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

As of December 31, 2015, the Partnerships' assets and liabilities measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Money market accounts	$ -	$ 3,808,942	$ -	$ 3,808,942
Total	$ -	$ 3,808,942	$ -	$ 3,808,942

Level two assets include $103,979 which is classified as commissions receivable in the statement of financial condition. During 2015, the Partnership did not have any assets or liabilities measured on a non-recurring basis.

Note 5 – Property and Equipment

Property and equipment as of December 31, 2015 are as follows:

Equipment	$ 313,731
Leasehold improvements	32,944
Furniture	301,812
Computer software	17,221
Total	665,708
Less accumulated depreciation	525,078
Property and equipment, net	$ 140,630

Note 6 – Employee Benefit Plan

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2015 the Partnership matched 100% of the first 4% of employee contributions and 50% of the next 3% of employee contributions. The Partnership's share of contributions to the Plan for the year ended December 31, 2015 was $180,089.

Note 7 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less non-allowable assets and applicable haircuts.

As of December 31, 2015, the Partnership had regulatory net capital of $5,256,437, which was $4,851,978 in excess of its required net capital of $404,459. As of December 31, 2015, the Partnership's aggregate indebtedness was 1.15 times its net capital.

Note 8 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

Note 8 – Reserve and Possession or Control Requirements – Continued

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 9 – Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 1993, were allocated 100% to the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the year ended December 31, 2015, the Preferred Return was $240,047.

Note 10 – Related-Party Transactions

The Partnership reimbursed the Corporation for certain employee benefits and technology use charges totaling $246,125 for the year ended December 31, 2015, which are reported as a component of operating expenses.

The Partnership occasionally enters into certain representative affiliation agreements with some limited partners. Under these agreements the Partnership advances funds to assist with the costs of transition and other business needs. Once certain production and other requirements are met, these advances are either repaid or considered compensation. During 2015, $61,828 of these advances were repaid through commissions or partner allocations and $114,559 were reported as recruiting expenses included in general and administrative expenses. As of December 31, 2015, advances in the amount of $694,566 were reported as other assets.

During the year ended December 31, 2015, the Partnership paid a company sharing common ownership with the Partnership $60,000 for technology development services.

Note 11 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the probability of losses, if any, that will result from the litigation will not be material to the financial position or results of operations of the Partnership. It is reasonably possible that a loss that would be material to the Partnership would be incurred in future years as a result of ensuing arbitration, mediation or litigation.

Note 12 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the registered representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 13 – Commitments

The Partnership leases its office space under an operating lease agreement expiring on October 31, 2018. The Partnership's rent expense was $210,989 for the year ended December 31, 2015 under this agreement.

The following are future minimum lease payments on its non-cancelable operating lease:

Years ending December 31,	Amount
2016	$ 227,298
2017	231,804
2018	192,607
Total	$ 651,709

Note 14 – Subsequent Events

Management has evaluated subsequent events through February 23, 2016, the date the financial statements were issued. No events or transactions occurred after year-end that require additional disclosure or adjustment to the financial statements.

Supplemental Information

United Planners' Financial Services of America, A Limited Partnership
Schedule I - Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2015

Net Capital:	
Total partners' capital qualified for net capital	$ 6,978,431
Deductions - nonallowable assets:	
Property and equipment, net	140,630
Other nonadmitted assets	1,507,265
Total deductions	1,647,895
Net capital before haircuts	5,330,536
Less haircuts:	
Haircuts	74,099
Total haircuts	74,099
Net Capital	$ 5,256,437
Aggregate indebtedness	$ 6,066,879
Minimum capital required	$ 404,459
Net capital in excess of minimum capital required	$ 4,851,978
Ratio of aggregate indebtedness to net capital	1.15 to 1

Reconciliation with Partnership's Net Capital Computation:

There were no material differences noted in the Partnership's Net Capital Computation as of December 31, 2015.

United Planners' Financial Services of America, A Limited Partnership
Schedule II - Computation for Determination of Reserve
Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities and Exchange Commission
Year ended December 31, 2015

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Partners
United Planners' Financial Services of America,
a Limited Partnership

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) United Planners' Financial Services of America, a Limited Partnership (the "Partnership") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Partnership stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California
February 23, 2016

UNITED PLANNERS
FINANCIAL SERVICES

A LIMITED PARTNERSHIP

7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, ARIZONA 85258
TEL (480) 991-0225 FAX (480) 991-2714

February 11, 2016

SEA 15c3-3 Exemption Report

I, Michael A Baker, Executive Vice-President and Chief Financial Officer of United Planners Financial Services of America, LP ("the Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Michael A Baker
Executive Vice President and Chief Financial Officer

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Partners
United Planners' Financial Services of America,
a Limited Partnership

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter & Associates LLP

Walnut Creek, California
February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******2990*********************MIXED AADC 220
038485 FINRA DEC
UNITED PLAN FIN SER OF AMER INC
7333 E DOUBLETREE RANCH RD STE 120
SCOTTSDALE AZ 85258-2051

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 114,230

B. Less payment made with SIPC-6 filed (**exclude interest**) (53,964)
7/20/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 60,266

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 60,266

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

United Planners Financial Services of America, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of January, 20 16.

EXEC VP + CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 87,069,131
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	40,930,234
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	446,943
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	41,377,177
PC Net Operating Revenues	$ 45,691,954
neral Assessment @ .0025	$ 114,230
	(to page 1, line 2.A.)

UNITED PLANNERS
FINANCIAL SERVICES

A LIMITED PARTNERSHIP

7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, ARIZONA 85258

TEL (480) 991-0225 FAX (480) 991-2714

February 25, 2016

SEC
Mail Process
Section

FEB 29 2016

Washington DC
409

Securities & Exchange Commission
Mail Stop 8031,100 F Street NE
Washington, D.C. 20549

Attn: Annual Audited Reports

Re: United Planners' Financial Services of America, A Limited Partnership, Firm CRD No. 20804

Dear Sir or Madam:

In fulfillment of your requirements we are enclosing an originally executed copy of Form X-17A-5 Part III, together with the Auditor's Report and Financial Statements as of December 31, 2015, for filing with your office. Please include this information in your United Planners' Financial Services of America, A Limited Partnership broker/dealer registration file.

A second copy of this letter is also enclosed for your stamp "Received". Please stamp this copy and return to us in the enclosed self-addressed, stamped envelope.

You may contact me at (480) 991-0225 if you need any additional information.

Very truly yours,

Michael A. Baker
Executive Vice President and Chief Financial Officer

Enclosures

AUDTRN17

United Planners' Financial Services of America,
A Limited Partnership
SEC I.D. No. 8-38485

Financial Statements and Supplemental Information

Year Ended December 31, 2015